UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 000-51376

RANCHO SANTA MONICA DEVELOPMENTS INC.
(Exact name of small business issuer as specified in its charter)

NEVADA	83-0414306
(State or other jurisdiction of incorporation or	(IRS Employer Identification No.)
organization)

802-610 Granville Street
Vancouver, BC, Canada
V6C-3T3
(Address of principal executive offices)

(604) 689-5661
Issuer's telephone number

Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend  the duty to file reports:

Rule 12g-4(a)(1)        [ X ]
Rule 12g-4(a)(2)        [     ]
Rule 12h-3(b)(1)(i)    [     ]
Rule 12h-3(b)(1)(ii)   [     ]
Rule 15d-6                 [     ]

Approximate number of holders of record as of the certification or notice date:  85

Pursuant to the requirements of the Securities Exchange Act of 1934 Rancho Santa Monica Developments, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RANCHO SANTA MONICA DEVELOPMENTS INC.

Date: February 25th , 2010	By:	/s/ Graham G. Alexander
GRAHAM G. ALEXANDER
Chief Executive Officer, Chief Financial Officer
President, Secretary and Treasurer
(Principal Executive Officer and Principal Accounting Officer)